August 14, 2025

Gabriel Bruno
Chief Financial Officer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio, 44117

        Re: Lincoln Electric Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 000-01402
Dear Gabriel Bruno:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Indicators, page 18

1. We note your disclosure that orders, backlog, sales, inventory and fill-rates are key operating measures utilized by the operating units to manage the company as they provide key indicators of business trends. Please tell us what consideration was given to disclosing these measures in MD&A, along with all the disclosures consistent with the guidance in SEC Release No. 33-10751.
Results of Operations, page 19

2. We note your presentation of Adjusted EBIT by segment but you do not include a discussion and analysis of each segment's Adjusted EBIT. Please revise. Refer to Item
       303(b) of Regulation S-K.
 August 14, 2025
Page 2
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6 - Segment information, page F-21

3. You indicate that the primary measure used by the chief operating decision maker
       (   CODM   ) is segment Adjusted EBIT; however, we note that you also present gross
       profit and EBIT for each reportable segment. Tell us whether the CODM receives gross profit and EBIT for each reportable segment and how they are used. If the
       CODM uses more than one measure of segment profit or loss, such as gross profit,
       EBIT and Adjusted EBIT, to assess segment performance and to decide how to
       allocate resources, tell us which of the reported segment profit or loss measures is required to be disclosed in accordance with ASC 280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements.
       Additional measures may be disclosed, with certain disclosures provided for each related measure, pursuant to ASC 280-10-50-28A through 50-28C.
4.     Please revise to reconcile the total of the reportable segments amount for each
       measure of profit or loss to consolidated income before income taxes. Refer to ASC
       280-10-50-30(b) and ASC 280-10-50-28C. The reconciliation should include a single
       amount for the subtotal of the reportable segments    measures of profit
or loss with a
       reconciliation of that amount to consolidated income before income taxes. In this regard, we note that the segment note currently includes a Corporate/Elimination column which appears to result in the presentation of non-
       GAAP measures of consolidated EBIT and consolidated Adjusted EBIT.
Please
       similarly revise to reconcile other total reportable segments    amounts
to consolidated
       amounts, such as the total of the reportable segments    assets to
consolidated assets.
       Refer to ASC 280-10-50-30.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jennifer Ansberry